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                 June 27, 2022

       John Power
       Chief Executive Officer
       Athena Gold Corp.
       2010 A Harbison Drive
       Suite 312
       Vacaville, CA 95687

                                                        Re: Athena Gold Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2022
                                                            File No. 333-265676

       Dear Mr. Power:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg,
       Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Clifford L. Neuman,
Esq.